EXHIBIT 99-E

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Oncolytics Biotech Inc. of our report dated February 8, 2006, included in the 2005 annual report to shareholders of Oncolytics Biotech Inc.

Calgary, Canada March 3, 2006	“Ernst & Young LLP” Chartered Accountants